

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 8, 2007

Ms. Elaine K. Roberts
President and Chief Financial Officer, Oppenheimer Holdings, Inc.
P.O. Box 2015, Suite 1110
20 Eglinton Avenue West
Toronto, Ontario, Canada M4R 1K8

Re: **Oppenheimer Holdings, Inc.**
          Form 10-K for the fiscal year ended December 31, 2006
          Form 10-Q for the quarter ended June 30, 2007
          File No. 1-12043

Dear Ms. Roberts:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or in her absence, to the undersigned at (202) 551-3768.

                                Sincerely,

                                John Cash
                                Branch Chief